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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                          Outsource International, Inc.
         --------------------------------------------------------------
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                        Options To Purchase Common Stock,
      Par Value $.001 Per Share, Having An Exercise Price Of $10.00 Or More
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   690131 10 7
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Joseph C. Wasch
                       Vice President and General Counsel
                      1690 South Congress Avenue, Suite 210
                           Delray Beach, Florida 33445
                                 (561) 454-3500
                      -------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                           Person(s) Filing Statement)

                                    COPY TO:

                              Donn A. Beloff, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                     350 East Las Olas Boulevard, Suite 1600
                         Fort Lauderdale, Florida 33301
                                 (954) 463-2700

                            CALCULATION OF FILING FEE

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 TRANSACTION VALUATION                          AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
       $130,986*                                       $26.20
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*        Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes the cancellation of all options for which this offer is being made.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, on the Form or Schedule and the date of its filing.


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Amount Previously Paid: Not Applicable           Filing Party: Not Applicable
Form or Registration No.:  Not Applicable        Date Filed: Not Applicable

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: 9

         This Tender Offer Statement on Schedule TO relates to an offer by Outsource International, Inc. to cancel: all outstanding options to purchase shares of its common stock, par value $.001 per share, having an exercise price of $10.00 or more (the "Options") for cash in the amount set forth on the cover page of the Offer to Cancel, dated September 29, 2000 (the "Offer to Cancel"), upon the terms and subject to the conditions set forth in the Offer to Cancel, and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

         The information in the Offer to Cancel, including all schedules thereto, and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 10. FINANCIAL STATEMENTS.

         Not applicable.

ITEM 12. EXHIBITS.

         (a)(1)(i)         Offer to Cancel, dated September 29, 2000

         (a)(1)(ii)        Form of Letter of Transmittal

         (a)(2)            Not applicable

         (a)(3)            Not applicable

         (a)(4)            Not applicable

         (a)(5) Letter to shareholders from Garry E. Meier, Chairman and Chief Executive Officer of Outsource, dated September 29, 2000

         (b) Financing Agreement, dated as of August 15, 2000, among Outsource International, Inc., Outsource International of America, Inc., Outsource Franchising, Inc., Guardian Employer East, LLC and Guardian Employer West, LLC, as Borrowers, the other subsidiaries of Outsource International, Inc., as Guarantors, Ableco Finance, LLC, as agent for certain Lenders, and the CT Group/Business Credits, Inc. (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended July 2, 2000)

         (d)(i) Voting Trust Agreement (incorporated by reference to the Registration Statement on Form S-1, File No. 333-33443)

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         (d)(ii)           Agreement among Shareholders and Investors
                           (incorporated by reference to the Registration Statement on Form S-1, File No. 333-33443)

         (g)               Not applicable

         (h)               Not applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                               Outsource International, Inc.

September 29, 2000             By: /s/  Garry E. Meier
                               --------------------------------------
                               Garry E. Meier
                               Chairman of the Board, Chief Executive
                               Officer and President

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